FORM 4

           U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

      Filed pursuant to Section 16(a) of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
      Section 30(f) of the Investment Company Act of 1940


____    Check this box if no
        longer subject to
        Section 16.  Form 4
        or Form 5 obligations
        may continue.  See
        Instruction 1(b).

1.  Name and Address of Reporting Person
     Mehalko             Jack           W.
    (Last)               (First)        (Middle)

     NS Goup,Inc. Ninth and Lowell Streets
    (Street)
     Newport             KY             41072

    (City)               (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     NS Group, Inc. (NSS)

3.   IRS Number of Reporting Person, if an Entity
     (Voluntary)



4.   Statement for Month/Year

     11/97

5.   If Amendment, Date of Original (Month/Year)

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

               Director
          X    Officer (Vice President and Secretary)
               10% Owner
               Other (specify)

7. Individual or Joint/Group Filing (Check applicable line)

     X    Form filed by one Reporting Person
          Form filed by more than one Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.   Title of Security (Instr. 3)
     a)Common Stock
     b)Common Stock
     c)Common Stock
     d)Common Stock
     e)Common stock
     f)Common Stock
     g)Common Stock
     h)Common Stock
     i)Common Stock
     j)Common Stock
     k)Common Stock
     l)Common Stock
     m)Common Stock

2.   Transaction Date (Month/Day/Year)
     a)11/11/97
     b)11/11/97
     c)11/11/97
     d)11/11/97
     e)11/13/97
     f)11/13/97
     g)11/13/97
     h)11/13/97
     i)11/13/97
     j)11/13/97
     k)11/13/97
     l)11/13/97
     m)11/13/97

3.   Transaction Code (Instr. 8)

     Code            V
     a)S
     b)S
     c)S
     d)S
     e)M
     f)M
     g)M
     h)M
     i)F
     j)S
     k)S
     l)I            V
     m)I            V

4.   Securities Acquired (A) or Disposed of (D)
     (Instr. 3, 4 and 5)

     Amount           (A) or (D)      Price
     a)3000                   D         $24.625
     b)2000                   D         $24.375
     c)1500                   D         $24.25
     d)13500                  D         $24.125
     e)6000                   A         $7.40
     f)4160                   A         $3.75
     g)2684                   A         $7.25
     h)8800                   A         $4.375
     i)11256                  D         $21.25
     j)1000                   D         $19.375
     k)9000                   D         $19.25
     l)167                    D         $20.25
     m)7382                   D         $20.25



5.   Amount of Securities Beneficially Owned at End of
     Month (Instr. 3 and 4)

     k)33388
     l)0
     m)0

6.   Ownership Form: Direct (D) or Indirect (I)
     (Inst.4)
     k)D
     l)I
     m)I

7.   Nature of Indirect Beneficial Ownership (Instr. 4)
     l) By Newport Steel Corporation Salaried Profit
        Sharing Plan Trust

     m)By NS Group, Inc. Salaried Flexible Compensation Plan
       Trust


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security ( Instr.3)
     a)Employee stock option (right to buy)
     b)Employee stock option (right to buy)
     c)Employee stock option (right to buy)
     d)Employee stock option (right to buy)

2.   Conversion or Exercise of Price of Derivative Security
     a)$7.40
     b)$3.75
     c)$7.25
     d)$4.375

3.   Transaction Date (Month/Date/Year)
     a)11/13/97
     b)11/13/97
     c)11/13/97
     d)11/13/97


4.   Transaction Code (Instr. 8)
     a)M
     b)M
     c)M
     d)M


5.   Number of Derivative Securities Acquired (A) or
     Disposed (D) (Instr. 3,4, and 5)
     a)6000         D
     b)4160         D
     c)2684         D
     d)8800         D

6.   Date Exercisable and Expiration Date
     (Month/Date/Year)


     Date Exercisable        Expiration Date
     a)Note 1                 12/3/00
     b)Note 1                 2/18/03
     c)Note 1                 12/1/03
     d)Note 2                 3/1/05

7.   Title and Amount of Underlying Securities
     (Instr. 3 and 4)


     Title          Amount or Number of Shares
     a)Common Stock 6000
     b)Common Stock 4160
     c)Common Stock 2684
     d)Common Stock 8800

8.   Price of Derivative Security (Instr. 5)


9.   Number of Derivative Securities Beneficially
     Owned at End of Month (Instr. 4)
     a)1500
     b)6240
     c)10736
     d)4400


10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
     a)D
     b)D
     c)D
     d)D

11.  Nature of Indirect Beneficial Ownership (Instr. 4)


/s/Jack W. Mehalko                      12/8/97
Signature of Reporting Person            Date

Explanation of Responses:

Note 1: Exercisable in annual increments of 20% beginning three years after date of grant.

Note 2: Exercisable in annual increments of 33 1/3% beginning with the first anniversary of the date of grant.